Exhibit 99.1

VNET Announces Receipt of Preliminary Non-Binding Proposal to Acquire All of Its Shares and Formation of Special Committee to Review the Proposal

BEIJING, September 13, 2022 — VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, announced that its Board of Directors (the “Board”) has received a preliminary non-binding proposal letter dated September 13, 2022 (the “Proposal”) from Mr. Josh Sheng Chen, founder of the Company and the executive chairman of the Board, proposing to acquire all of the outstanding ordinary shares of the Company for US$8.20 in cash per American depositary share, or approximately US$1.3667 per ordinary share (the “Proposed Transaction”).

The Board has formed a special committee (the “Special Committee”) consisting of three independent directors, Mr. Kenneth Chung-Hou Tai, Mr. Sean Shao, and Mr. Changqing Ye, to evaluate and consider the Proposed Transaction as well as other potential strategic alternatives that the Company may pursue. Mr. Sean Shao serves as the chairman of the Special Committee. The Special Committee intends to retain advisors, including an independent financial advisor and independent legal counsel, to assist it in its evaluation.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Board has just received the Proposal and has not made any decisions with respect to the Proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the Proposed Transaction or any other transaction will be approved or consummated.

The Company does not undertake any obligation to provide any updates with respect to the Proposal or any other transaction, except as required under applicable law.

Additional Information about the Proposal

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Proposal, which will include as an annex thereto the proposal letter. All parties desiring details regarding the Proposal are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 6,500 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s future business development and expansion plans; the expected growth of the data center and cloud services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding maintaining and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance and complement its solution and service offerings; international trade policies, protectionist policies and other policies that could place restrictions on economic and commercial activity; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:
Xinyuan Liu

Tel: +86 10 8456 2121
Email: ir@vnet.com

Annex A

Strictly Confidential

Preliminary Non-Binding Proposal to Acquire VNET Group, Inc.

September 13, 2022

The Board of Directors (the “Board”)
VNET Group, Inc. (the “Company”)
Guanjie Building, Southeast 1st Floor
10# Jiuxianqiao East Road

Chaoyang District
Beijing 100016

The People’s Republic of China

Dear Board Members,

I, Josh Sheng Chen, founder of the Company and the executive chairman of the Board, hereby submit this preliminary, non-binding and management team-led proposal (the “Proposal”) to acquire all of the outstanding shares of the Company not already owned by me and my affiliates in a going private transaction described below (the “Transaction”).

I am prepared to offer US$8.20 per American depositary share (“ADS,” each representing six Class A ordinary shares) or US$1.3667 per share, in cash, subject to certain conditions as discussed below. I believe the Proposal is a highly attractive offer to the Company’s shareholders with the per ADS price representing a premium of approximately 74.8% to the Company’s ADS closing price on September 12, 2022 and a premium of approximately 64% to the volume weighted average price of the Company’s ADSs during the past 30 trading days.

Set forth below are the primary terms of the Proposal:

1.	Purchase Price. The Proposal is to acquire each ADS for US$8.20, or US$I.3667 per share, in cash.

2.	Funding. I and the rest of the management team (“we”) intend to form a consortium (the “MBO Consortium”). The MBO Consortium will fund the Transaction with a combination of equity and debt financing, and we are confident that the commitments for the required funding, subject to the terms and conditions set forth in the equity and debt financing documents, to be in place when the definitive agreements for the Transaction (the “Definitive Agreements”) are signed. We also welcome existing shareholders of the Company and external investors who are committed to the Company’s long-term development, including investors who may have been involved in discussions of the prior proposal from a consortium group led by The Hina Group, to join the MBO Consortium in the Transaction.

3.	Due Diligence & Definitive Agreements. We believe that parties providing financing will be able to complete customary due diligence for the Transaction in a timely manner and in parallel with negotiation of the Definitive Agreements. We have also engaged Wilson Sonsini Goodrich & Rosati as the international legal counsel to the MBO Consortium.

4.	Process. We recognize that the Company’s Board will need to establish a special committee (the “Special Committee”) comprised of independent directors to evaluate the Proposal and any other alternative strategic option that the Company may pursue. We look forward to promptly engaging with the Special Committee and its advisors to discuss the Proposal.

5.	Rationale. I and my fellow co-founders started the Company 26 years ago with the belief of providing the best-in-class digital infrastructure to support customers in the digital era. We have been fortunate to go through various cycles over the past 25 years and build up our industry leading wholesale and retail IDC engines. However in the current environment, I believe it would be more productive for the Company to focus on the business fundamental to better serve customers’ accelerated needs for digital transformation and to invest in engineering and resource planning to serve the established Web 2.0 and emerging Web 3.0 world. Going-private can liberate the Company from the short-term earning release driven business cycle and transform into a long-term customer satisfaction driven business with reinvigorated entrepreneurial spirit, which will better position us to leverage our existing Web 2.0 business and embrace the upcoming Web 3.0 competition. I believe that the Proposal to take the Company private is in the best long-term interest for the Company and its stakeholders. We need to transform the Company, and we need to do it quickly in the current environment of uncertainties. Such transformation is not without risks and challenges, and we believe that we can manage the transformation process better as a private company.

6.	No Binding Commitment. This letter constitutes only a preliminary indication of my interest, and does not constitute any binding commitment with respect to the Transaction or in connection with the Company’s securities. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

7.	Governing Law. This letter shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law principles thereof.

I would like to express my commitment to working collaboratively with the Company and the Special Committee to bring the Transaction to a successful and timely conclusion. Should you have any questions regarding the Proposal, please do not hesitate to contact me.

[Internationally Left Blank]

Sincerely,

Josh Sheng Chen

/s/ Josh Sheng Chen